August 9, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
Correspondence from Law Offices of David Levenson
Filed July 6, 2006
File No. 000-51206

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 21

1.   We note your response letter dated June 27, 2006 in which you state that Diamond Ranch Foods, Ltd. acted in good faith and reasonably in believing that it was not subject to the reporting requirements on June 3, 2004 and that the Rule 504 exemption was available; however, good faith is not the standard for compliance with the federal securities laws. Please provide the staff with details as to how you propose to remedy this violation (e.g. a rescission offering).

2.   In addition, your counsel has advised the staff in a telephone conversation of the availability of another exemption from registration for the offering in question. If you intend to rely on an alternate exemption, please provide us with your legal analysis as to why you believe this exemption applies.

3.   Please tell us the effect on your financial statements for the periods presented in your Form 10-S/B if the Rule 504 exemption is not available.

Closing Comments

You do not need to amend your filing to respond to these comments. Please furnish a letter of correspondence that keys your responses to our comments and provides representations that you will comply with the comments above in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Richard Daniels, Esq.
       Daniels McGowan Inc.
       14 Wall Street
       20th Floor
       New York, NY 10004

       Cynthia Repport, Esq.
       Daniels McGowan & Assoc.
       Suite 314
       10004 Wurzbach Rd
       San Antonio, TX 78230

       David J. Levenson, Esq.
       7947 Turncrest Drive
       Potomac, MD 20854